Exhibit 99.5

NICE Robotic Process Automation and Minit Partner to Expand Breadth and Depth
of Opportunity Discovery

Combining NICE's AI and analytics infused desktop process mining capabilities with Minit's visually enriched approach boosts process automation discovery accuracy, driving improved return on investment

Hoboken, N.J., July 21, 2020 – NICE (Nasdaq: NICE) today announced that it's Robotic Automation business has partnered with Minit to help organizations discover optimal processes to automate graphically with unparalleled accuracy. Combining Minit’s visual and interactive process maps and statistics with the AI-driven desktop analytics capabilities of NICE’s Automation Finder enables graphical mapping and prioritization of end-to-end processes with the finer sequences and routines. This clear visual prioritization and mapping of automation processes result in increased deployment success, operational efficiency and return on investment (ROI).

In their December 2019 report entitled 'Predicts 2020: RPA Renaissance Driven by Morphing Offerings and Zeal for Operational Excellence' Gartner forecasts, "By 2023 50% of new RPA scripts will be dynamically generated." Further, “The integration of process mining, ingestion engines, analytics, user experience and machine learning will facilitate the creation of AI-generated RPA scripts that mimic the capabilities of humans.” With the combination of NICE RPA's Automation Finder and Minit’s smart automation discovery technologies, NICE and Minit believe organizations can enjoy the combined benefit of these capabilities today.

Minit's visual and interactive process maps and statistics provide a high-level view of the optimal end-to-end process candidates for automation. These insights are then deepened and enriched as NICE RPA's Automation Finder analyzes the finer process sequences making up employee desktop actions. The result is a rich graphic display of the best processes to automate along with the optimized process sequences. The process sequences can then be seamlessly designed and built using NICE’s automation design tool, Automation Studio, and operationalized with NEVA (NICE Employee Virtual Attendant). The deployed process automations are continuously monitored and optimized, while additional opportunities for optimization are sourced.

Barry Cooper, President of the NICE Enterprise Group, said, "Smart process automation discovery is a critical step in ensuring automation success. This partnership with Minit provides the most intelligent and comprehensive approach for choosing the processes most conducive to automation success with flawless precision.”

Rasto Hlavac, CEO of Minit, said, "NICE RPA's innovative technology is a perfect fit for our process mining capabilities, providing what we know is a proven way for pinpointing processes that make the most financial sense to automate. We're excited to partner with NICE in delivering value to our customers."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Minit
Minit is one of the leading providers of process mining software, globally. Our mission is to create fully transparent operations for large enterprises based on what is really going on in their business. Our software reshapes the entire business process management cycle from automatic process discovery, through continuous monitoring and analysis of the processes in near real-time, up to taking action to improve the process. Minit - Seamless Processes Start Here. www.minit.io

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.